601 Lexington Avenue

New York, New York 10022

Jeffrey D. Symons To Call Writer Directly: (212) 446-4825 jeffrey.symons@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

January 13, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Roger Schwall Timothy S. Levenberg Sirimal R. Mukerjee

Re:	Gammon Gold Inc. Amendment No. 1 to Registration Statement on Form F-4 Filed December 13, 2010 File No. 333-170370

Dear Messrs. Schwall, Levenberg and Murkajee:

This letter is being furnished on behalf of Gammon Gold Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 7, 2011 to the Company with respect to Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-170370) (the “Registration Statement”) that was filed with the Commission on December 13, 2010. We have also included in this letter, where relevant, responses forwarded to us by counsel to, and/or representatives of, Capital Gold Corporation (“CGC”) and/or CGC’s financial advisors regarding the Staff’s comments to the Registration Statement.

The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2,

U.S. Securities and Exchange Commission

Division of Corporate Finance

except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the initial filing of the Registration Statement.

Form F-4

Directors of CGC, page 10

General

1.	The cover page of the proxy statement/prospectus includes excessively small font. Refer to Securities Act Rule 420(a). Also, please provide us with new copies of the materials in a more legible format from that which was used, under cover of letters from counsel in each case, in responding to comment 9 from the staff’s comment letter to you December 1, 2010. We may have additional comments.

Response: We respectfully advise the Staff that the Company has increased the font size on the cover page of the proxy statement/prospectus in response to the Staff’s comment. In addition, the presentation materials prepared by the Company for the CGC board of directors and its financial advisors and summarized in the section of Amendment No. 2 entitled “Gammon Gold Unaudited Prospective Financial Information” are being provided to the Staff by the Company on a supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with Rule 418, the Company has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, the Company also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

We have also been advised that the presentation materials prepared by CGC for the CGC board of directors and its financial advisors and summarized in the section of Amendment No. 2 entitled “CGC Unaudited Prospective Financial Information” are being provided to the Staff under separate cover by counsel for CGC on a supplemental basis pursuant to Rule 418 under the Securities Act. In accordance with Rule 418, counsel for CGC has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for CGC also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

2.	With regard to prior comment 9 from our letter to you dated December 1, 2010, we notice that you have not disclosed any year-by-year projection information, nor have you adequately explained or quantified any material changes or adjustments the financial advisor made to management projections, for example to the assumptions regarding future gold pricing. Please further revise to clarify why you believe that you have summarized all material exchanged projection information and to discuss in necessary detail the nature, extent, and particulars of any financial advisor “adjustments.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

Response: We respectfully advise the Staff that the Company has revised the disclosure on pages 82 through 87 in response to the Staff’s comment

3.	Please discuss in necessary detail the material assumptions the financial advisor used and the analyses it performed, as referenced at pages 80 and 83.

Response: We respectfully advise the Staff that the Company has revised the disclosure on pages 82 and 87 in response to the Staff’s comment.

4.	Please provide a table quantifying any payouts that will be made to your non-executive directors as a result of the merger.

Response: We respectfully advise the Staff that the Company has revised the disclosure on pages 89 in response to the Staff’s comment.

Risk Factors, page 42

5.	Please move this section so that it immediately follows the Summary section at page 19. Also add a new risk factor to make clear that there are risks regarding the potential for adverse tax treatment, particularly in the absence of any opinion or condition in that regard. We note the related information included in the second sentence of Article 7.14 of this Agreement and Plan of Merger included in Annex A.

Response: We respectfully advise the Staff that the Company has moved the section entitled “Risk Factors” to immediately follow the section entitled “Summary.” In addition, the Company has added a new risk factor on page 24 in response to the Staff’s comment.

6.	As appropriate, include disclosure regarding the fact that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2009.

Response: We respectfully advise the Staff that the Company has added a new risk factor on pages 22 and 23 in response to the Staff’s comment.

Opinion of Stifel, Nicolaus & Company, Incorporated, page 70

7.	Clarify why the advisor indicates that no analysis was assigned greater significance (page 73), when it refers to “primary” and “secondary” methodologies at page 74.

Response: We respectfully advise the Staff that the Company has revised the disclosure on page 76 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

Division of Corporate Finance

8.	Refer to prior comment 10 from our letter to you dated December 1, 2010. The document provided as annex C retains impermissible suggestions that it is not “to be relied upon.” Please ensure that the comment is addressed in the annex as well.

Response: We respectfully advise the Staff that the Company has revised Annex C in response to the Staff’s comment.

CGC Unaudited Prospective Financial Information, page 79

9.	The registrant is responsible for the accuracy and completeness of all disclosure which appears in the filing. Please revise the last sentence in the first paragraph of this section and at page 82 to eliminate any suggestion to the contrary.

Response: We respectfully advise the Staff that the Company has revised the disclosure on pages 81 and 84 in response to the Staff’s comment.

Amendment and Waiver of the Merger Agreement, page 122

10.	We note your response to our prior comment 11 in our letter dated. December 1, 2010 and reissue this comment. Please state explicitly which if any waivers of conditions, other than the amount or form of consideration, would be significant enough to require a resolicitation of proxies or addition approval from CGC stockholders. If there are conditions other than the amount of consideration that would require a resolicitation or additional approval, disclose the minimum number of business days in advance of the meeting you would notify those voting on the waiver, explain how they would be notified, and disclose the date after which conditions cannot be waived, if any.

Response: We respectfully advise the Staff that the Company has revised the disclosure on page 125 in response to the Staff’s comment.

*        *        *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4825 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Sincerely,

/s/ Jeffrey D. Symons
KIRKLAND & ELLIS LLP

cc:	Scott Perry
Gammon Gold Inc.

Christopher Chipman
Capital Gold Corporation

Barry I. Grossman
Ellenoff Grossman & Schole LLP

Justin P. Klein
Ballard Spahr LLP